Exhibit 99.2

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland & Labrador

Nunavut Securities Office

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

August 22, 2022

Dear Sir/Madam

We have read the Notice of Change of Auditor of The Very Good Food Company Inc. dated August 19, 2022 and are in agreement with the statements contained in such Notice.

Yours very truly

Chartered Professional Accountants

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.